Exhibit 99.1

N E W S     R E L E A S E

Siyata Mobile to Report Second Quarter 2021 Financial Results on

Thursday, October 14, 2021 and Host Earnings Call on Friday,

October 15, 2021

Vancouver, BC – October 12, 2021 – Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces that it will report its second quarter 2021 financial results for the three months ended June 30, 2021 on Thursday, October 14, 2021 after the market close.

Siyata’s management will also host a conference call at 8:30 a.m. ET on Friday, October 15, 2021 to review its financial results and provide an update on corporate developments. Following management’s formal remarks, there will be a question-and-answer session.

To listen to the conference call, interested parties within the U.S. should dial 1-866-777-2509 (domestic) or 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Siyata Mobile conference call. Participants can also pre-register for this event using the following link: https://dpregister.com/sreg/10156672/e8a82e4800

The conference call will also be available through a live webcast that can be accessed at https://services.choruscall.com/mediaframe/webcast.html?webcastid=o7l00rI1

The webcast replay will be available until January 15, 2022 and can be accessed through the above link or the Company’s website.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, thereby increasing situational awareness and potentially saving lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify their cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Siyata is using forward-looking statements in this press release when it discusses the expected timing of the release of the second quarter 2021 financial results. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.